SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                 3 March 2006

                                                           SkyePharma PLC

                                                  SkyePharma Responds to Allegations
                                                  Made by North Atlantic Value Group

LONDON,  UK, 3 March 2006 - SkyePharma PLC (LSE:  SKP;  Nasdaq:  SKYE) wishes to respond to certain  unsubstantiated  allegations  made yesterday by a minority  group of  shareholders  ("the NAV group") in a circular to  SkyePharma's  shareholders.  The vast  majority of the shareholdings held by the NAV group have been acquired in the last nine months.

Until today the Company has not been able to respond with a detailed  rebuttal as the EGM requisition  and subsequent  letters from the
NAV group have only cited unspecified "corporate governance issues".

  .    The  allegations  made by the NAV group are without  substance  and they  continue to offer no strategy for taking  SkyePharma forward.
  .    All NAV group's claims concern  matters  detailed in SkyePharma's  reports and accounts and other  documents  before NAV group invested.  NAV group  cannot claim they were  unaware of these facts  unless they failed to review  these  publicly  available documents.
  .    We agree with their statement that SkyePharma has an "excellent and potentially  very valuable  product  portfolio".  This has been built by the current Board.
  .    SkyePharma has appointed a new  non-Executive  Chairman,  Chief Executive and Chief Operating  Officer.  The appointment of an
       Executive Chairman would make them redundant no matter what the NAV group has implied in the media.
  .    The NAV group's activity has severely undermined the current share price in the Board's opinion.
  .    The Board of SkyePharma continues to advise shareholders to vote AGAINST the resolutions proposed at the EGM.

Summary response details follow:

"A HISTORY OF DISAPPOINTING ITS SHAREHOLDERS"

Drug development is a long-term process.  Predicting the timing of commercialisation  is difficult.  SkyePharma has always provided the clearest most  accurate  estimates  possible.  SkyePharma  has a new Chairman and  management  team  dedicated to delivering on its new strategy which is designed to move the Company into sustainable profitability as soon as possible.

"CONTRACTS WITH QUESTIONABLE VALUE TO SHAREHOLDERS"

All  investments  are made as part of the  Company's  commercial  relationships  and usually as part payment to  SkyePharma.  Some have resulted in capital gains and others have not. To protect its investments,  SkyePharma requests a board position,  after - not before -
it invests, which is a common practice. All information on this has been detailed in the Annual Reports.

"AN INFLATED CORPORATE COST BASE"

SkyePharma's  New York offices were rented on an arm's length basis on terms based on independent real estate  valuations.  The cost of the London  office is £42 per sq ft over five years,  not £80 as  suggested by NAV.  These  offices are not  expensive  or lavish,  but management is already reviewing all corporate overheads, including the London and New York offices.

"ROBERT THIAN'S SUITABILITY"

In the view of the Board,  Robert Thian is unsuitable to be Executive  Chairman.  His last executive  pharmaceutical  experience  dates back to 1989. He lacks the technical training,  experience and qualifications.  Dr Karabelas and his newly appointed team have current, relevant experience. They are highly qualified and have exemplary track records.

Dr Jerry Karabelas, Chairman said:

"NAV offer no substance,  no strategy,  just  distortion.  NAV would destroy  SkyePharma with an 18 month review when new management is already moving the Company forward rapidly.

"This  is a  crucial  moment  for  shareholders.  The  choice  is to back  the  Company's  coherent  strategy  or to  listen  to  vague unsubstantiated slurs.

"The Board of SkyePharma  believes that all of the above  allegations  are  completely  unfounded and have no basis in fact.  They have been contrived by the NAV group for their own ends."

For further information please contact:
SkyePharma PLC                                                 +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications              +44 207 491 5124

Sandra Haughton, US Investor Relations                         +1 212 753 5780

Buchanan Communications                                        +44 207 466 5000
Tim Anderson / Mark Court

SkyePharma  wishes to remind  shareholders  that they are  entitled  to attend and vote at the  meeting  and/or may  appoint a proxy to attend on their behalf.  The Board strongly advises  shareholders to vote AGAINST the resolutions by completing,  signing and returning the Form of Proxy (which was sent together with the Notice of  Extraordinary  General  Meeting dated 16 February  2006).  The completed proxies  should be returned as soon as possible so as to arrive at Capita  Registrars,  The  Registry,  34 Beckenham  Road,  Beckenham,
Kent, BR3 4TU not later than 11 am on 7 March 2006.

SkyePharma plc has appointed Salisbury Associates as its Shareholder Communications Advisor. Salisbury Associates have established the following Toll Free Shareholder Helplines:

If you have any questions regarding the contents of the documents you have received, please call the appropriate Shareholder
Information Hotline

In the UK
0800-035-2220

In North America
011800-3231-3233

From other International sites
+44 1494 840 812

The helpline hours are:

9:00am - 5:00pm UK time Monday to Friday from 17 February 2006
9:00am - 5.00pm EST in North America

Please note that your call may be recorded for quality assurance and training purposes.
The helpline cannot provide individual shareholder financial advice.

 DETAILED RESPONSE

"A HISTORY OF DISAPPOINTING ITS SHAREHOLDERS"

SkyePharma was initially a contract drug delivery company which developed enhanced  formulations of  pharmaceuticals  for partners on a contract basis.  However in 2000 SkyePharma's  Board decided that although this business model had low risk, the returns offered little long-term  growth  potential.  The Board  therefore  decided,  with  shareholder  approval,  to adopt a strategy of using its  delivery technologies to develop certain of its own products for subsequent  out-license.  SkyePharma therefore became much more of a speciality pharmaceutical company.

The development of  pharmaceuticals  requires many years of investment  before  commercial sales can commence.  Even though  SkyePharma mainly works on improving  formulations of drugs that have already been shown to be safe and effective,  thereby  avoiding the need for early-stage  development,  there  remains  an  unavoidable  period of  developmental  losses  during  late-stage  clinical  trials.  No pharmaceutical company can avoid or shorten this development time-scale.

Furthermore  while the Company can control its  expenditure,  which is mainly R&D, it sets its R&D budget each year based on  estimated income from its marketing  partners.  Certain  products  have been less  successful  initially  than had been  previously  expected and therefore  revenues  have fallen short of levels  needed to support the  development  expenditure.  Therefore  the  Company's  previous expectations  of  sustainable  profitability  have  proved  optimistic  with the  wisdom of  hindsight.  However  this is the nature of early-stage  development  and the Board is firmly of the opinion that Mr Thian's lack of experience  would place him at a  disadvantage to change this compared to Dr Karabelas and his team.

Finally the Company has no sales and marketing  organisation  of its own and is dependent on licensees for the sales of these products.
SkyePharma  therefore has to appoint such  licensees.  Negotiations  with potential  partners may take several months or even years and there is an inevitable  uncertainty  about whether a particular deal will be successfully  completed.  This is particularly true when a development  partner is being  sought to fund part or all of clinical  development  costs - as has been the case with  negotiations  to identify a partner  for  Flutiform.  The Company is  naturally  unable to predict  the timing or terms of licence  agreements  still in negotiation.  The Company has historically tried to provide guidance using its best estimates for completion of various deals.  However these  caveats  are  often  overlooked.  This  factor  accounts  for a good  deal of the  uncertainty,  and  investor  disappointments, surrounding SkyePharma.

"CONTRACTS WITH QUESTIONABLE VALUE TO SHAREHOLDERS"

Relationship with certain companies
It is not uncommon in the  pharmaceutical  industry for reimbursement  for  technologies,  products or services to involve the issue of shares - and, for example,  the  shareholdings in SkyePharma held by  GlaxoSmithKline,  Novartis and Kowa all arose as a consequence of the terms of product licence  agreements.  SkyePharma has also accepted shares or convertible  debentures in certain partner  companies in partial or total payment for products or services,  especially  where the partner  company is at an early stage of  development  and has cash or revenue limitations. However, SkyePharma wishes to clarify that it does not make speculative investments in companies.

Shares acquired  through such  arrangements  can sometimes  result in capital gains (as has happened with  SkyePharma's  investments in
Vectura  Ltd and  Transition  Inc.).  However  the  nature  of  early-stage  development  means  that  there  will  inevitably  also be disappointments  as well as successes.  The Company notes that the NAV group has been selective in its reference to such  shareholdings by citing just four examples  where the value of  SkyePharma's  holding has declined.  In all four cases the Company has earned revenue income and/or  acquired  product  rights from  partnerships  with these  companies and it is misleading to focus solely on the value of
SkyePharma's  shareholding.  In addition,  all these  contracts have been fully  disclosed in the Company's  Report and Accounts and US filings.  It is worth noting that the NAV group became  shareholders a substantial time after these  investments were made. These cases are explained below.

1.1 Relationship with Vital Living
In December 2001, the Company  entered into a license and development  agreement with a US  nutraceuticals  company,  e-nutriceuticals,
Inc.,  for the use of the Company's  Geomatrix™  controlled-release  delivery  technology in the  development  of advanced  nutritional
products   ("nutraceuticals").   In  connection  with  this   agreement,   SkyePharma  was  issued   convertible   preferred  stock  in
e-nutraceuticals.  In August 2003,  e-nutriceuticals  merged with a competing  nutraceutical  company, Vital Living Inc, as a result of which  SkyePharma  held shares in Vital Living.  Vital Living  develops or licenses  nutraceuticals  and markets them for  distribution through  physicians,  medical  groups,  chiropractic  offices and retail  outlets.  Vital Living has rights to the use of  SkyePharma's
Geomatrix™  technology for the  development of  nutraceuticals  on a global basis.  To date  SkyePharma has developed five  proprietary products for Vital Living and Michael  Ashton,  then  SkyePharma's  Chief  Executive,  was  appointed to the board of Vital Living as a non-executive director in order to protect SkyePharma's interests. This appointment followed the merger with e-nutriceuticals.

The Company refutes allegations that SkyePharma's  investment in Vital Living was speculative.  Furthermore Mr Ashton's  appointment to the board of Vital Living followed SkyePharma's investment rather than came before as alleged by the NAV group.

1.2 Relationship with Micap
In 2002,  SkyePharma was introduced to Micap plc by a leading UK investment  institution  that was a shareholder in both companies.  In
January 2003,  SkyePharma and Micap  announced  that they had entered into several  agreements  concerning  the  application of Micap's proprietary  yeast-based  microencapsulation  technology  to  drug  delivery.  SkyePharma  also  subscribed  £2  million  as  part of a fundraising and, at Micap's request,  Ian Gowrie-Smith,  at that time SkyePharma's  Executive Chairman,  was appointed to Micap's Board as  Non-Executive  Chairman.  Later  in 2003  Micap  undertook  an  initial  public  offering.  Following  the  offering,  SkyePharma's shareholding represented approximately 18.2% of Micap's ordinary share capital.

During 2003,  SkyePharma  investigated the pharmaceutical  applications of Micap's  microencapsulation  technology in the areas of oral and topical drug delivery.  The Company was paid for its services.  In March 2004, the Company  exercised an option to allow SkyePharma to use Micap's encapsulation  technology in up to ten nominated  pharmaceutical  products to be selected by SkyePharma.  In August 2004
SkyePharma  selected its first option product and in March 2005 completed the selection of all ten nominated  compounds.  However after further  development  it became  apparent that the area in which the Micap  technology  was most  appropriately  applicable was topical delivery.  Following the 2004 sale of SkyePharma's interests in dermatological  pharmaceuticals to Trigenesis (now part of Dr Reddy's), topical delivery now lies outside  SkyePharma's core business  interests.  SkyePharma  therefore agreed with Micap in September 2005 to surrender all rights under the licence  agreement back to Micap,  leaving Micap free to appoint other licensees for the  pharmaceutical applications of its yeast technology.  Mr Gowrie-Smith  resigned as a director of Micap in September 2005. Following a share placing by
Micap in December 2005, SkyePharma's shareholding was reduced to approximately 9.4% of Micap's issued share capital.

The Company  refutes the implied  suggestion  that  SkyePharma's  investment in Micap was made for the benefit of Mr  Gowrie-Smith.  Mr
Gowrie-Smith's  sole  connection  with Micap was through  accepting that company's  invitation to become  Non-Executive  Chairman after
SkyePharma's investment in Micap.

1.3 Relationship with Astralis
In December 2001, the Company  entered into several  agreements  with Astralis Ltd  concerning  the  development of a novel  injectable vaccine therapy,  Psoraxine™,  for the treatment of psoriasis, a chronic skin disorder. The treatment of psoriasis has been transformed in recent  years by the  introduction  of  biological  drugs that target the cause of the  condition  and this has become an  important commercial  market.  Furthermore,  both SkyePharma and Astralis  believed that Psoraxine™  could ultimately  benefit from  SkyePharma's sustained-release  injectable  delivery  technology.  Astralis had  completed  clinical  studies in  Venezuela in nearly 3000  patients treated with a first  generation of  Psoraxine™,  with  encouraging  results,  and the product was  considered to have high  potential.
SkyePharma agreed to provide  development,  manufacturing,  pre-clinical and clinical  development services to Astralis and acquired an option to acquire the worldwide  licensing and  distribution  rights to  Psoraxine™  on the  conclusion of Phase II trials.  In January
2002, Michael Ashton, then SkyePharma's Chief Executive, was appointed to the Astralis Board.

In September  2003,  Astralis  initiated a Phase I clinical  trial of  Psoraxine™  in the United  States.  This trial was  successfully completed.  In January 2004 SkyePharma  converted its initial holding in convertible  preferred shares into common shares  representing approximately 35.7% of the common shares of Astralis.

In March 2004 Astralis  initiated a Phase II clinical trial of Psoraxine™ in mild to moderate  psoriasis in the United  States.  During
2004 SkyePharma became  increasingly  concerned about the way in which the clinical  development was being conducted,  which was not in accordance with its  recommendations.  SkyePharma  therefore  decided that the best option for influencing the future  direction of the business was to gain control of Astralis.  In December 2004,  SkyePharma  entered into an agreement to purchase shares in Astralis from two former directors of Astralis.  The consideration for these additional shares was approximately 5.5 million SkyePharma shares.  This agreement became unconditional on 3 March 2005, bringing SkyePharma's stake up to approximately 49.7%.

On 14 March 2005,  Astralis  announced that the Phase II clinical trial had not met the primary study endpoints.  The Company has since worked with Astralis to  investigate  and resolve the possible  reasons why the outcome of the US Phase II trial was so different  from the results of previous large-scale trials in Venezuela.  Dr. Gordon Schooley,  SkyePharma's Chief Scientific Officer, was appointed to the board of Astralis in April 2005 in order to provide his  expertise on clinical  trial design and  execution.  The proposed  ongoing divestment of SkyePharma's injectable business will include the rights to Psoraxine™.

In August 2005 Astralis obtained funding from a company called Blue Cedar Ltd, diluting SkyePharma's stake to approximately 39.7%.

The Company refutes the allegation that it increased its investment in Astralis after the announcement of the Phase II results.

1.4 Relationship with GeneMedix
In 2002  SkyePharma was seeking  sources of biological  drugs for the  development of  sustained-release  injectable  versions of these proteins based on its DepoFoam™ and Biosphere™  technologies.  In June 2002,  SkyePharma  signed an agreement with GeneMedix to develop an extended  release  formulation  of interferon  alpha-2b,  a  commercially  important  antiviral  drug and the primary  weapon in the treatment of the most common form of hepatitis.  Prior to entering into this agreement,  SkyePharma had already successfully formulated interferon alpha-2b with its DepoFoam™ technology.

In 2005,  SkyePharma and GeneMedix  mutually agreed to terminate the collaboration  because of protracted  technical  problems with the source material that affected the development  programme.  SkyePharma is in active  discussions with several potential partners for the further development of this project.

Stephen  Harris,  a  non-executive  director  of  SkyePharma  since 1995 and is also a  director  of  several  other  biopharmaceutical companies in the UK,  became a  non-executive  director of GeneMedix  in 2002 after an approach by an executive  search firm.  This was after a letter of intent had been agreed  between the two  companies  for the  interferon  project.  Mr Harris was not  involved in the negotiations between the companies.

The Company  refutes the  inference  that the  agreement  with  GeneMedix  was entered into for the benefit of or, was due to Mr Harris being a Board member of GeneMedix.

"AN INFLATED CORPORATE COST BASE"

SkyePharma's New York offices
Since January 1997  SkyePharma PLC has occupied an office in New York at 10 East 63rd Street.  SkyePharma  currently  occupies three of the  seven  floors  of this  building  with the  remainder  sub-let  to other  tenants.  The  total  floor  space in this  building  is approximately  8,900 square  feet.  The 2,800  square feet of offices  occupied by  SkyePharma  house the US business  development  and investor  relations  staff and provide  meeting rooms for use by  SkyePharma's  executive  management team when meeting with actual and prospective partners in the key US market.

At the end of December 1998, the Company's former Chairman Ian Gowrie-Smith  (through a family-owned  trust) acquired a 51% interest in
10 East 63rd Street Inc., the company that owns this building.  In December 2002, Mr. Gowrie-Smith  acquired the remaining 49% interest and became sole owner.

From 1997 to 1999 the rental on the three floors  occupied by the Company was $300,000 per annum.  The rental was increased to $360,000 per annum in 2001, and when the Company took additional  space in 2002, it rose to $420,000 per annum.  When the rental  agreement came up for renewal in August 2003, the Company was  contemplating  future expansion of its US business and therefore  decided to enter into a new eight year tenancy  agreement  for the entire  building.  The annual  rental for the entire  building is $720,000 per annum until
August 2008, and $942,500 per annum from August 2008 to August 2011.  However SkyePharma  subsequently  decided not to expand occupancy beyond three floors and therefore other floors are sublet. The Company is currently in the process of vacating this office.

The terms of all tenancy  agreements,  both between  SkyePharma and Mr Gowrie-Smith and between  SkyePharma and sub-tenants,  have been based upon independent real estate valuations and have been negotiated by independent  realtors.  Furthermore both the rental terms and the relationship with Mr Gowrie-Smith have been fully disclosed in SkyePharma's Annual Reports and Form 20-F reports since 1998.

A single room studio  apartment  (total  floor area 360 square feet) on the roof of this  building is used by members of the  Company's staff while visiting New York on Company business as an alternative to hotel  accommodation.  This room had  occasionally  been used by
Mr Gowrie-Smith while Chairman of SkyePharma when it was not required by other Company staff.

The Company  refutes any allegation  that the rental of the New York office was undertaken on anything other than an arm's length basis or that the one-room "apartment" was "used primarily" by  or for the benefit of, Mr Gowrie-Smith.

SkyePharma's London offices
The Company's  headquarters is located at 105 Piccadilly London W1. This office of approximately  9000 square feet on two floors houses the Chief  Executive  and Finance  Director (and will also house the Chief  Operating  Officer after he joins the Company in April) and the Company's head office staff.  It also provides  meeting rooms,  including the room used for most Board  meetings.  Up to the end of
2005,  these  premises  were  occupied  on a 10 year lease at a total  annual  rent of  £522,000  per annum.  This lease was renewed in
December 2005 and the new annual rent is  approximately  £281,000 per annum in 2006,  £316,000 per annum in 2007 and £422,000 per annum in 2008-10.  This means that the current average rental over five years is approximately £42 per square foot - significantly  less than the £80 cited by the NAV Group. The terms of this lease were reviewed by external  property  advisors and the rental was reported to be significantly  below the current rental level for offices in this area as confirmed by the NAV Group.  The Company also receives income from the sub-letting of certain unused offices on one floor.

The Company  refutes any  suggestion  that the London  premises  are unduly  expensive  or  inappropriate.  In addition  management  is currently  examining all items of corporate overhead expense and this may include relocation of the Company's  headquarters if suitable cost-effective alternative accommodation can be identified.

SkyePharma's other offices
The NAV group state that "the Company maintains offices in Canada, Japan,  Switzerland,  and two offices in the USA".  SkyePharma's two operating  centres  are in  Muttenz,  Switzerland  and San Diego,  USA.  Both of these  centres  comprise  research  and  manufacturing facilities.  In addition the Company has a dedicated  manufacturing  centre in Lyon, France. The San Diego facility will be included in the injectables  business that the Company intends to divest. The USA is by far the most important  pharmaceutical  market in the world and with most of the industry  based on the East Coast it is important for business  development  purposes to have an East Coast office as well as the San  Diego  facility.  The  office in  Canada  came with the  2001-3  acquisition  of RTP Inc and was  closed  when that company's  operations  were  relocated  to San  Diego  in 2004.  The  "office"  in Japan  consists  of a single  room in Osaka  used by
SkyePharma's Japanese business development executive.

Non-executive directors' fees
The Company has a strong  record of following  best  practice on executive  remuneration  and has  received  overwhelming  support from shareholders for its policy,  levels and structure  demonstrated by the Company's shareholder votes on the relevant year's Remuneration
Committee  report:  2005 Report 99.35%  support,  2004 Report  98.90%  support and 2003 Report 91.55%  support.  In addition,  the main shareholder voting guidance services from the ABI and NAPF have given the Company a clean bill of health each year.

In line with the policy  agreed with the  overwhelming  majority of  shareholders  the Company  sets its levels of  Non-Executive  fees against a comparator  group agreed by shareholders  and set out in the Remuneration  Committee  report.  The figure provided by the NAV group on the  total pay and  benefits  received  by the  Non-Executive  Directors  in 2004 is  misleading  as it  includes  some of the compensation  paid to Mr Gowrie-Smith  when he was Executive  Chairman  (stepping down to  Non-Executive  Chairman half way through the financial  year at the 2005 AGM).  This fact is expressly  stated as a note to the table in the relevant part of the 2004  Remuneration
Committee report as is the fact that Mr Gowrie Smith's fees as Non-Executive  Chairman would be £140,000.  Therefore on an annual basis and taking into account a full year for Mr Bray (appointed on 29th September 2004) the average Company  Non-Executive  fee paid in 2004
(excluding  the  Chairman) was  approximately  £50,000 not £68,000 as stated in the letter  provided by NAV group.  The median level of
Non-Executive  fee in the Company's  comparator  group for 2004 was £49,000.  The  Chairman's fee of £140,000 was also in line with the
Company's  policy.  It should be noted that these fees were approved by  shareholders  when voting on the 2004  Remuneration  Committee report.

In addition,  in the current  corporate  governance  environment it is generally  seen as an advantage to have a significant  number of independent Non-Executive Directors.

Auditors' fees

SkyePharma  paid audit fees of £480,000 to our  auditors in 2004  comprising  £290,000  for the UK  statutory  audit and  £190,000  for reporting on the Company's 20-F filing with the SEC and the interim statement.  As an SEC registrant,  all non-audit work undertaken by the auditors requires  pre-approval by the Audit Committee.  The Audit Committee  regularly reviews the provision of non-audit services by its auditors and provides  details of its policy in this area in the Company's 2004 Annual  Report.  The level of non-audit fees was higher in 2004 than in  previous  years due to the fact  that the  Company  undertook  certain  non-recurring  projects  in that  year, including work on potential acquisitions/strategic alliances and preparing for the conversion to IFRS.

The Company refutes the implication that it has an "inflated cost base"

"ROBERT THIAN'S SUITABILITY"

The NAV group claims that Mr Thian has over twenty years' experience in the  pharmaceutical  industry although does not state that this is recent.  Mr Thian,  then aged 25, joined the Glaxo Welcome  company in 1968 as a legal advisor while still  studying to qualify as a barrister.  He worked in various  managerial  roles at that company  until 1980 when he left to join the European  operations of Abbott
Laboratories.  In 1987,  he joined the Danish  company Novo  Industri.  Since  leaving Novo in 1989 to join a water  utility he has not worked in an  executive  capacity in the  pharmaceutical  industry.  The Board  therefore  believes  that Mr Thian lacks the  technical training, current experience or high-level managerial contacts that it feels are essential qualifications for its Chairman

The Board of SkyePharma  continues to believe that Mr Thian would not be an appropriate  choice as Chairman and that Dr Jerry Karabelas is far better qualified.

Dr Karabelas' track record
Dr Karabelas is a  non-executive  chairman of five companies in addition to SkyePharma.  The NAV group states that "the  performance of some of these  companies  since Dr  Karabelas  appointment  does not inspire  confidence  that he will lead  SkyePharma  to  commercial success".  SkyePharma wishes to point out that since leaving Novartis in 2000 Dr Karabelas has been a partner in Care Capital LLP, a US venture  capital fund investing in  development-stage  healthcare  companies.  Venture  capital funds  typically  invest in early-stage pre-profitability  companies  and  nurture  them to the stage where other more  risk-averse  investors  (such as the members of the NAV group)  can  consider  investment  and  ultimately  groom  them  for  public  flotation.  In  the US in  particular  it is  common  for venture-backed  technology-based  companies to obtain a public  market  quotation  while still  loss-making  as US investors  are often prepared to accept  short-term  losses for the prospect of long-term gain.  Therefore the NAV group's  statement that "Dr Karabelas and investors in companies chaired by him are used to losses:  he is chairman of three public companies,  all of which lose money" suggests a profound ignorance of the venture capital process.

Further,  the share price has  increased by 50% at Human Genome  Sciences,  Inc in the 18 months Dr Karabelas  has been Chairman and by
30% at NitroMed, Inc in the 27 months since he has been Chairman. Dr Karabelas is not Chairman of any other public companies.

In  addition,  Dr  Karabelas'  knowledge  of the US  pharmaceutical  industry is seen as an asset not as a  liability  as the NAV group appears to suggest.

In conclusion,  the Board of SkyePharma believes that all of the above allegations are completely  unfounded and have no basis in fact.
They have been contrived by the NAV group for their own ends.

Trading Update
The Company had been  considering  the issue of a Trading  Update.  Since this was  primarily a  replacement  for the product news that would have been  disclosed  at the R&D Days  planned  for  January  that had to be  postponed  because of the  Strategic  Review,  this statement  should more  accurately  have been titled a Product  Update.  It has now become  apparent that this Update cannot be made in isolation from the Company's  Preliminary  Results for 2005,  which are expected to be announced in April. The R&D Days will be held as soon as practicable after this and details will be circulated in due course.

Summary
Dr Karabelas,  SkyePharma's  Chairman,  is leading an excellent new management  team, with  outstanding  pharmaceutical  experience and track  records.  Dr  Karabelas,  Mr  Condella  and Dr  Cunningham  are  poised to  implement  a new  strategy  to  achieve  sustainable profitability within the shortest reasonable time and deliver maximum shareholder value.

The Board totally  rejects the  unsubstantiated  allegations  levelled  against the Company and its directors by the minority NAV group which in the Board's  opinion,  serve only to disrupt the  implementation  of the new strategy and drive down the Company's share price and delay the  achievement  of  sustainable  profitability  to the detriment of  shareholders.  The NAV group itself  conceded that the
Company has an excellent and potentially very valuable portfolio of drug licensing  opportunities.  However the NAV group does not have a strategy to develop these.  The Board does and seeks the endorsement of shareholders to achieve this objective  without further delay or disruption.

The Board also  recommends  that  shareholders  are not lulled into a false sense of  security  by recent  statements  by the NAV group suggesting  that they are seeking to make  "housekeeping"  changes  only. It remains the firm opinion of the Board that it continues to be the intention of the NAV group to change the control of the Company.

Accordingly, the Board reiterates its recommendation to vote AGAINST the resolutions.

Notes for editors:
About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   March 3, 2006